UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-32697

CUSIP Number: 023850100

(Check One):    [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K    [ X ] Form 10-Q  [   ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________________

PART I
REGISTRANT INFORMATION

American Apparel, Inc.
Full Name of Registrant

Former Name if Applicable

747 Warehouse Street
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90021
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Effective July 22, 2010, Deloitte & Touche LLP (“Deloitte”) resigned as the independent registered public accounting firm of American Apparel, Inc. (the “Company”), as further described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2010 (the “July 28, 2010 Form 8-K”). On July 26, 2010, the Audit Committee of the Board of Directors of the Company engaged Marcum LLP (formerly known as Marcum & Kliegman LLP, “Marcum”) as the Company’s independent auditors to audit the Company’s financial statements.

The Company is unable, without unreasonable effort and expense, to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (“Form 10-Q”) because the Company needs additional time to complete certain reviews and analyses with respect to the financial statements and related disclosures to be included in its Form 10-Q. The Company’s new auditors, Marcum, need sufficient time to complete their review procedures for the quarter ended June 30, 2010, as well as for the quarter ended March 31, 2010. The Company is also working to provide Deloitte with the additional information requested by them as further described in the July 28, 2010 Form 8-K. The Company is working diligently to finalize its Form 10−Q.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Adrian Kowalewski	(213)	488-0226
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[  ] Yes [X] No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Net sales are expected to decrease for the quarter ended June 30, 2010 compared to the quarter ended June 30, 2009, primarily as a result of a decrease in net sales in the Company’s retail business, partially offset by an increase in net sales to the Company’s wholesale customers. The decrease in retail sales was due to negative comparable store sales in the second quarter of 2010. The Company expects to report a net loss in the second quarter of 2010 as compared to net income for the second quarter of 2009, primarily as a result of higher cost of sales due to increased manufacturing costs, and higher operating expenses related to the higher number of retail stores in operation in the second quarter of 2010 compared to the second quarter of 2009.

        It is expected that gross margin will decrease for the quarter ended June 30, 2010 compared to the quarter ended June 30, 2009. Similar to the first quarter of 2010, the decrease in the gross margin is primarily due to a change in the overall sales mix to a higher level of wholesale net sales which generate lower gross margins than the Company’s retail net sales, and due to increased manufacturing costs.

        Operating expenses are expected to increase for the quarter ended June 30, 2010 compared to the quarter ended June 30, 2009.  This increase is primarily as a result of the increase in the total number of retail store locations, which resulted in, among other things, higher occupancy, payroll, general and administrative and other store-related costs; as well as a result of an increase in advertising costs. The Company expects to report an operating loss in the second quarter of 2010 as compared to operating income for the second quarter of 2009, largely as a result of the decrease in net sales and gross margin.

        The Company is not able to definitively quantify the changes in net sales, net income, gross margin or operating expenses until the Company’s preparation and review of the financial statements to be included in the Form 10−Q are completed.

Safe Harbor Statement

This Form 12b-25, and other statements that American Apparel, Inc. may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include statements regarding, among other things, the Company’s future financial condition and results of operations and the Company’s prospects and strategies for future growth. In some cases, you can identify forward-looking statements by words or phrases such as “trend,” “potential,” “opportunity,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and similar expressions.

Such forward-looking statements are based upon the current beliefs and expectations of American Apparel’s management, but are subject to risks and uncertainties, which could cause actual results and/or the timing of events to differ materially from those set forth in the forward-looking statements, including, among others: changes in the level of consumer spending or preferences or demand for the Company’s products; increasing competition; the Company’s ability to hire and retain key personnel and the Company’s relationship with the Company’s employees; suitable store locations and the Company’s ability to attract customers to the Company’s stores; effectively carrying out and managing the Company’s growth strategy; failure to maintain the value and image of the Company’s brand and protect the Company’s intellectual property rights; declines in comparable store sales; seasonality; consequences of the Company’s significant indebtedness, including the Company’s ability to comply with the Company’s debt agreements, generate cash flow to service the Company’s debt; our ability to regain compliance with the stock exchange rules; the completion of the preparation and review of financial statements and related disclosures for the first quarter ended March 31, 2010 and second quarter ended June 30, 2010, including any restatement, if applicable; costs of materials and labor; our ability to improve manufacturing efficiency at our production facilities; location of the Company’s facilities in the same geographic area; manufacturing, supply or distribution difficulties or disruptions; risks of financial nonperformance by customers; investigations, enforcement actions and litigation; compliance with or changes in laws and regulations; costs as a result of operating as a public company; material weaknesses in internal controls; interest rate and foreign currency risks; loss of U.S. import protections or changes in duties, tariffs and quotas and other risks associated with international business; the Company’s ability to upgrade the Company’s information technology infrastructure and other risks associated with the systems that operate the Company’s online retail operations; general economic and industry conditions, including worsening U.S. and foreign economic conditions and turmoil in the financial markets; and other risks detailed in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Reports on Form 10-K, and Form 10-K/A for the year ended December 31, 2009. The Company’s filings with the SEC are available at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                American Apparel, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2010	By	/s/ Adrian Kowalewski
			Name:	Adrian Kowalewski
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).